UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

SIGA Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

826917106
(CUSIP Number)

Martin Sklar Kleinberg, Kaplan, Wolff & Cohen P.C. 500 Fifth Avenue New York, NY 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Esopus Creek Value Series Fund LP – Series A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,363,577

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,363,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,363,577

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Rainy Daze LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
598,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
598,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
598,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Esopus Creek Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
598,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
598,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
598,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
786,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
786,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
786,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Hutch Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
786,300

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
786,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
786,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Andrew L. Sole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
145,337

	8	SHARED VOTING POWER
2,961,677

	9	SOLE DISPOSITIVE POWER
145,337

	10	SHARED DISPOSITIVE POWER
2,961,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,107,054

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Paul Saunders, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	⌧
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
2,286,300

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
2,286,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,296,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of SIGA Technologies, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 31 East 62nd Street, New York, NY 10065.
Item 2.	Identity and Background.
(a) This Schedule 13D is being filed by (i) Esopus Creek Value Series Fund LP - Series A, a Delaware limited partnership (“Esopus Creek Fund”), (ii) Rainy Daze LLC, a Delaware limited liability company (“Rainy Daze”), (iii) Esopus Creek Management LLC, a Delaware limited liability company (“Esopus Creek Management”), (iv) Hutch Master Fund Ltd., a Cayman Islands company limited by shares (“Hutch Master”), (v) Hutch Capital Management LLC, a Delaware limited liability company (“Hutch Capital”), (vi) Andrew L. Sole, a natural person, (“Mr. Sole” and, together with Esopus Creek Fund, Rainy Daze and Esopus Creek Management, the “Esopus Reporting Persons”), and (vii) Paul Saunders, Jr., a natural person (“Mr. Saunders” and, together with Hutch Master and Hutch Capital, the “Hutch Reporting Persons”). The Esopus Reporting Persons and the Hutch Reporting Persons shall collectively be referred to as the “Reporting Persons”).
(b) The principal business address for Esopus Creek Fund, Rainy Daze, Esopus Creek Management and Mr. Sole is 81 Newtown Lane #307, East Hampton, NY 11937. The principal business address for Hutch Capital and Mr. Saunders is 8401 Patterson Avenue, Suite 202, Richmond, Virginia 23229.
(c) Esopus Creek Fund, Rainy Daze, Hutch Master, Mr. Sole and Mr. Saunders each hold the Shares of Common Stock of the Issuer that are the subject of this statement. The principal business of each of Esopus Creek Fund, Rainy Daze and Hutch Master is to invest in securities. The principal business of Esopus Creek Management is serving as an investment manager, including as the investment manager of Rainy Daze. The principal business of Hutch Capital is serving as an investment manager, including as the investment manager of Hutch Master. Mr. Saunders’s principal occupation is investing, and directing the investment of assets, including by serving as the managing member of Hutch Capital and as the investment manager of Hutch Master. Mr. Sole’s principal occupation is investing, and directing the investment of assets, including by serving as the principal of Esopus Creek Advisors LLC, the General Partner of Esopus Creek Fund, and as the principal of Esopus Creek Management, an investment manager of Rainy Daze. As a result of the foregoing relationships, (i) Esopus Creek Management may be deemed to beneficially own the Shares held by Rainy Daze, (ii) Hutch Capital may be deemed to beneficially own the Shares held by Hutch Master, (iii) Mr. Sole may be deemed to beneficially own the Shares held by each of Esopus Creek Fund and Rainy Daze, and an additional 145,337 Shares that he personally owns, and (iv) Mr. Saunders may be deemed to beneficially own the Shares held by Hutch Master, 1,500,000 Shares that are the subject of powers of attorney in favor of Mr. Saunders, and an additional 10,000 Shares that he personally owns.
(d) – (e)    During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Esopus Creek Management and Rainy Daze are each Delaware limited liability companies. Esopus Creek Fund is a Delaware limited partnership. Hutch Master is a Cayman Islands company. Hutch Capital is a Delaware limited liability company. Mr. Sole and Mr. Saunders are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Esopus Reporting Persons was approximately $7,682,748, including commissions. The aggregate amount of funds used for the purchase of the securities held by the Hutch Reporting Persons was approximately $12,186,314, including commissions.

Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. The Reporting Persons had previously acted as a group which was dissolved in May of 2020.
On February 22nd, 2021 the Reporting Persons held a video meeting with the Issuer's Chief Executive Officer, Chief Financial Officer, its lead Director, and a representative from the Issuer's largest shareholder. As described in the attached presentation (the “Presentation”), the Reporting Persons recommended that the Issuer undertake a recapitalization with a $150 million common stock repurchase through a modified Dutch tender auction with a proposed minimum price of $6.50 per Share up to a proposed maximum price of $7.25 per share, depending upon additional terms and conditions. The Reporting Persons suggested funding for the tender should consist of $50 million of balance sheet cash and the issuance of up to $100 million of preferred shares. The Reporting Persons noted that such a Dutch tender program, depending upon price and the number of Shares tendered, could result in the retirement of up to approximately 23 million Shares of Common Stock or up to approximately 30% of the Common Stock outstanding. The Reporting Persons believe that market conditions are such that the Issuer may be able to successfully offer up to $100 million worth of preferred stock to institutional investors in light of the approximately $400 million worth of unexercised options, held by the U.S. Government, to purchase additional courses of the Issuer's FDA approved biodefense drug, TPOXX, the smallpox antiviral currently supplied by the Issuer to the U.S. Strategic National Stockpile.
 At this stage none of the Reporting Persons intend to tender their Shares.
At the conclusion of the February 22nd meeting, the Reporting Persons requested a follow-up meeting with the same parties to further discuss the proposal once the Issuer's Board of Directors, Management and any relevant financial advisors have had a sufficient opportunity to properly consider the Reporting Persons' proposal.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
Except as otherwise disclosed in this Item 4 or the Presentation, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) – (b)     The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 77,399,505 Shares of Common Stock outstanding as of October 23, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

As of the date hereof, Esopus Creek Fund beneficially owned 2,363,577 Shares, constituting approximately 3.1% of the Shares outstanding. As of the date hereof, Rainy Daze beneficially owned 598,100 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Hutch Master beneficially owned 786,300 Shares, constituting approximately 1.0% of the Shares outstanding. As of the date hereof, Mr. Saunders owns 10,000 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Sole owns 145,337 Shares, constituting less than 1% of the Shares outstanding. As of the date hereof, Mr. Saunders holds powers of attorney with respect to 1,500,000 Shares, constituting 1.9% of the Shares outstanding. By virtue of its relationship with Rainy Daze discussed in further detail in Item 2, Esopus Creek Management may be deemed to be the beneficial owner of the Shares owned directly by Rainy Daze. By virtue of its relationship with Hutch Master discussed in further detail in Item 2, Hutch Capital may be deemed to be the beneficial owner of the Shares owned directly by Hutch Master. By virtue of his relationship with Hutch Master discussed in further detail in Item 2, Mr. Saunders may be deemed to beneficially own the Shares owned by Hutch Master, as well as the Shares he owns directly. By virtue of his relationships with each of Esopus Fund and Esopus Creek Management discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by each of Esopus Creek Fund and Rainy Daze, as well as the Shares that he owns directly. Mr. Saunders may be deemed to have beneficial ownership over the Shares over which he has power of attorney. Esopus Creek Fund and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund. Rainy Daze, Esopus Creek Management and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock held directly by Rainy Daze. Hutch Master, Hutch Capital and Mr. Saunders have shared voting and dispositive power over the Common Stock held directly by Hutch Master. Mr. Sole has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has sole voting and dispositive power over the Common Stock held directly by him. Mr. Saunders has shared voting and dispositive power over the Shares of Common Stock that are the subject of powers of attorney in favor of Mr. Saunders.
As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,403,354 Shares, constituting approximately 7.0% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
    (c) The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except (i) as set forth on Schedule 1 hereto and (ii) that the Esopus Creek Fund distributed 1,137,692 Shares to its investors on January 22, 2021.
(d) Except for the grantor of the above-mentioned powers of attorney in favor of Mr. Saunders, no Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described above, the only agreement that the Reporting Persons have entered into is a joint filing agreement, dated as of February 22, 2021, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Presentation of Proposed Recapitalization.
Exhibit 99.2
Joint Filing Agreement to Schedule 13D by and among Esopus Creek Value Series Fund LP - Series A, Esopus Creek Management, LLC, Rainy Daze LLC, Hutch Master Fund Ltd., Hutch Capital Management LLC, Andrew L. Sole and Paul Saunders, Jr. dated as of February 22, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021

Esopus Creek Value Series Fund LP – Series A
By: Esopus Creek Advisors, LLC, its general partner

By:_/s/ Andrew L. Sole __________
    Andrew L. Sole, as Managing Member

Rainy Daze LLC
By: Esopus Creek Management LLC, its investment manager

By:_ /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Esopus Creek Management LLC

By: /s/ Andrew L. Sole
    Andrew L. Sole, as Managing Member

Hutch Master Fund Ltd.
By: Hutch Capital Management LLC

By:_ /s/ Paul Saunders, Jr. __________
    Paul Saunders, Jr., as Managing Member

Hutch Capital Management LLC

By:_ /s/ Paul Saunders, Jr.
    Paul Saunders, Jr., as Managing Member

/s/ Andrew L. Sole
Andrew L. Sole, a natural person

/s/ Paul Saunders, Jr. __________
Paul Saunders, Jr., a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Esopus Creek Value Series Fund LP – Series A
02/18/2021	BUY	Common Stock	$6.36	5000
Rainy Daze LLC
01/15/2021	SELL	Common Stock	$7.28	(700)
02/12/2021	SELL	Common Stock	$6.40	(1,500)
Hutch Master Fund Ltd.
12/28/2020	SELL	Common Stock	$7.51	(2,500)
12/29/2020	BUY	Common Stock	$7.14	2,500
01/06/2021	SELL	Common Stock	$7.67	(20,400)
01/07/2021	SELL	Common Stock	$7.74	(7,500)
01/08/2021	SELL	Common Stock	$7.75	(1,400)
01/11/2021	BUY	Common Stock	$7.48	2,500
01/12/2021	BUY	Common Stock	$7.41	2,000
01/13/2021	BUY	Common Stock	$7.29	2,500
01/13/2021	SELL	Common Stock	$7.95	(2,418)
01/15/2021	BUY	Common Stock	$7.29	2,500
01/20/2021	BUY	Common Stock	$7.15	10,248
01/21/2021	BUY	Common Stock	$7.09	5,056
01/22/2021	BUY	Common Stock	$7.04	11,144
01/25/2021	BUY	Common Stock	$6.99	3,000
01/29/2021	BUY	Common Stock	$6.40	2,500
02/01/2021	BUY	Common Stock	$6.50	2,500
02/03/2021	BUY	Common Stock	$6.41	4,800
02/04/2021	BUY	Common Stock	$6.53	1,000
02/09/2021	BUY	Common Stock	$6.50	4,000
02/10/2021	BUY	Common Stock	$6.47	4,000
02/11/2021	BUY	Common Stock	$6.45	2,500
02/12/2021	BUY	Common Stock	$6.42	5,400
02/16/2021	BUY	Common Stock	$6.35	7,100
02/18/2021	BUY	Common Stock	$6.35	2,500

1 Including any brokerage fees